TROUTMAN SANDERS LLP

ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

THE CHRYSLER BUILDING
405 LEXINGTON AVENUE
NEW YORK, NEW YORK 10174
www.troutmansanders.com
TELEPHONE: 212-704-6000
FACSIMILE: 212-704-6288

Joseph Walsh	Direct Dial:212-704-6030
Joseph.walsh@routmansanders.com	Fax:212-704-5919

August 25, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Jeffrey Riedler
Assistant Director

Re:  AmTrust Financial Services, Inc.
Registration Statement on Form S-1, Amendment No. 1
Filed July 25, 2006
File No. 333-134960

Dear Mr. Riedler:

On behalf of AmTrust Financial Services, Inc. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated August 3, 2006, with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Form S-1”), filed with the Commission on July 25, 2006. Attached hereto as Exhibit A is a clean version of Amendment No. 2 to the Form S-1 (the “Form S-1/A”).

Courtesy copies of this letter and clean and marked versions of the Form S-1/A have been sent to the Commission’s examiners via courier. The marked copy of the Form S-1/A indicates the changes from Amendment No. 1 to the Form S-1 as previously filed with the Commission.

All responses provided herein are based solely on information provided by the Company.

For your convenience, we have reprinted the Commission’s written comments below prior to the Company’s responses.

Amendment No.1 to Form S-I

Our business is dependent on the efforts of our executive officers, page 22

1.	We note your response and revisions pursuant to comment 15. Please disclose that you do not have an employment agreement with Stephen Ungar.

RESPONSE: In response to this comment, the Company has added disclosure on page 25 of the S-1/A stating that it has entered into employment agreements with all of its principal executive officers except for Stephen Ungar.

We may have exposure to losses from terrorism . . .page 24

2.
Please expand the disclosure to state what percentage of your premiums is covered by TRIEA. If there is a material amount of coverage, please discuss the limitations of TRIEA, such as the trigger amounts, deductibles, and the expiration of the 2005 Act. Quantify your current TRIEA deductible.

RESPONSE: The Company has expanded the disclosure on page 27 of the S-1/A to state the percentage of its premiums covered by TRIEA, the limitations of TRIEA and to quantify its current TRIEA deductible.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations, page 35

Critical Accounting Policies. page 40

3.
Refer to your response to comment 24. Please explain to us how the disclosure provided related to each of these “Critical Accounting Policies” other than “Reserves for Loss and Loss Adjustment Expenses” meets the objective of FRC 501.14.

RESPONSE: The Company has revised its disclosure on pages 43, 44 and 45 regarding the estimates employed in connection with certain critical accounting policies other than loss and loss adjustment expense reserves to indicate that such estimates are not highly uncertain, highly susceptible to change or materially subjective. The Company’s critical accounting policies with respect to premiums, earned but unbilled premiums and deferred acquisition costs rely on estimates based on the Company’s actual results.

4.
Refer to your response to comment 35(f). We recognize the fact that for any of the key assumptions that you describe here and include the “loss development factor” discussed elsewhere, there are multiple choices that might be made by management. The factor actually selected is generally selected because it is the most appropriate from amongst the options or other “reasonably likely” choices. Please revise your disclosure to clarify how a reasonably likely change in the most critical assumptions underlying the reserve for loss and loss adjustment expenses would impact the statement of operations and the statement of financial position.

RESPONSE: The Company does not choose its loss development factors, which refer to the mathematical relationship between reported incurred losses related to policies written in a particular period at the end of the period and at designated periodic intervals. For example, the loss development factor for claims incurred in calendar year 2004 (the 2004 accident year) at December 31, 2005 would be the measure of the development of reported incurred losses from January 1, 2005 to December 31, 2005. By aggregating the Company’s individual loss development factors and industry-wide loss development factors for similar business for each accident year, the Company is able to estimate how its losses should develop, provided that the type of risks the Company underwrites remain the same and the Company does not revise the Company’s assumptions regarding frequency of claims, severity of claims, claims closure rates or other relevant considerations.

If the Company believed it to be reasonably likely that a change were to occur which would impact its loss development factors, the Company would take it into consideration in establishing its reserves. The Company has revised its disclosure on page 43 to show the impact of reasonably likely, but hypothetical, changes in severity and frequency of claims, which are the most important assumptions underlying the Company’s loss and loss adjustment expense reserves.

Results of Operations, page 44

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005,

5.
Please refer to your revised disclosure in response to our prior comment number 26. Your revised disclosure is too vague and does not provide specifics regarding the changes in the ultimate loss projections between comparable periods. Please revise your disclosure to clarify this fact. For example, with respect to loss and loss adjustment expenses for specialty risk and extended warranty, please clarify why “actual reported losses were lower than original estimates” by clarifying what caused these changes in estimates and the years to which they relate. This applies to all places where loss and loss adjustment expenses and case reserves are disclosed, including pages 89, F-23 and F-53.

RESPONSE: The Company has revised its disclosure on pages 47, 90 and F-23 to reflect the Company’s results as of the six months ended June 30, 2006 and June 30, 2005 and to respond to the comment.

The Company’s disclosure of the decrease of its net loss ratio in its small business workers’ compensation segment in the three months ended March 31, 2006 as compared to the three months ended March 31, 2005 stated that the decrease is “attributable to revised actuarially projected ultimate losses, based on the actual loss experience of the Company’s small business workers’ compensation segment” and that the “downward trend in its ultimate loss projections” resulted from “lower incurred losses relative to an increase in the corresponding earned premium.” This remains true for the six months ended June 30, 2006 as compared to the six months ended June 30, 2005.

Your comment requests that the Company clarify the reasons for the change in the ultimate loss projections and, specifically, why actual reported losses were lower than original estimates and what caused the changes in the estimates and the years to which they relate. Actual reported losses were lower than the estimated reserves because the Company estimates its reserves, in part, using industry-wide loss development factors (the mathematical measurement of the development of claims from one period to another), although the Company’s business has performed better than the industry as a whole. The Company believes it is prudent to rely, in part, on industry-wide data because the Company has not written enough business to generate a credible data pool. In addition, the Company has been conservative in its establishment of reserves. The Company’s actuary presents the Company’s reserve estimates as a range. The range is dependent on the different weight that the actuary accords to the Company’s individual results and industry-wide results. The Company has chosen to set its reserves on the high end of the midpoint of the range.

Because the Company’s small business workers’ compensation segment has performed better than the industry as a whole, the Company’s actual losses have been lower than the estimated reserves. As the Company writes more business, its data becomes more credible and the Company has placed greater reliance on its individual loss development factors than on industry-wide factors. As a result, its actuarially projected reserves have decreased.

Because the loss ratio for business in the Company’s specialty risk and extended warranty segment for the six month period ended June 30, 2006 was higher than the loss ratio for business in the segment for the six month period ended June 30, 2005, the Company has revised its disclosure to identify the reasons for the increase.

The Company did not revise its disclosure on page F-53 as there was no text on that page regarding loss reserves that would appear to be otherwise relevant to the comment.

Liquidity and Capital Resources, page 52

6.
Refer to your response to comment 29. The revised information on page 61 does not appear to explain the accounting impact and therefore any potential liquidity implications that any decision to sell the securities classified as held-to-maturity may have on your operations. Please provide a more detailed discussion of this impact.

RESPONSE: The Company has added a more detailed description of the potential accounting impact and any potential liquidity implications that any decision to sell held-to-maturity securities may have on its operations on page 54.

Quantitative and Qualitative Disclosures About Market Risk, page 60

Foreign Currency Risk, page 61

7.
Please refer to your revised disclosure in response to our prior comment number 32. It is unclear what changes were made to the foreign currency risk disclosure as a result of our comment. Please revise your disclosure to include a quantified discussion relating to this risk.

RESPONSE: The Company has revised the disclosure on page 62 to include a quantified discussion relating to foreign currency risk.

Business. page 63

Workers’ Compensation Segment, page 86

8.
Refer to your response to comment 35(e). In the last paragraph of your revised disclosure on page 88, you state that the most significant assumptions are “frequency of claims, severity of claims and claim closure rates.” You further go on to state that none of these factors have changed in spite of the fact that your overall reserve was adjusted based on your “loss development factors.” Please revise your disclosure to discuss the historical trends in this factor. Also include a discussion of how these factors affect the “ultimate loss pick” that is described on page 88.

RESPONSE: The Company’s disclosure on page 87 that its most significant assumptions - frequency of claims, severity of claims and claim closure rates - have not changed and its disclosure on page 90 that it made reserve adjustments “based, primarily, on changes in the Company’s cumulative loss development factors resulting from changes in incurred case reserves which the Company made after it assumed administration of workers’ compensation claims from third party administrators in 2004” are both correct. Changes in loss development factors may be indicative that certain assumptions are incorrect, but are not necessarily the result of changes in assumptions.

The term “loss development factor” refers to the mathematical relationship between reported incurred losses related to policies written in a particular period at the end of the period and at designated periodic intervals. For example the loss development factor for claims incurred in calendar year 2004 (the 2004 accident year) at December 31, 2005 would be the measure of the development of reported incurred losses from January 1, 2005 to December 31, 2005. By aggregating the loss development factors for each accident year, the Company is able to estimate how its losses will develop, provided that the type of risks it underwrites remain the same and it does not revise its assumptions regarding frequency of claims, severity of claims, claims closure rates or other relevant considerations..

Changes in the Company’s loss development factors - the mathematical measurement of the development of claims arising under a discrete group of policies - may reflect changes in its underwriting or claims handling and may indicate the need to factor in different assumptions, but would not be the causes of such changes.

In the Company’s disclosure, the Company discloses that it adjusted its incurred case reserves after it had assumed claims handling from third party administrators. The reserves did not change because of any changes in the assumptions about the Company’s business, but because the Company believes its claims adjusters were more conservative in their evaluation of the claims than the third party administrators had been. The adjustment of reserves impacted the Company’s loss development factors. The change in the loss development factors affected the Company’s overall reserve estimates.

Generally, any change in the Company’s loss development factors affect the ultimate loss pick. If the loss development factors increase, the Company’s ultimate loss pick and its reserve for loss and loss adjustment expense will be higher. If the loss development factors decrease, the ultimate loss pick and reserves will be lower.

9.	Please provide the information included in the table on page 89 on a gross basis.

RESPONSE: In response to this comment the Company has included a table on page 90 of the S-1/A to present the reserve information on a gross basis.

Specialty Risk and. Extended Warranty, page 89

10.	Please revise this discussion to include similar information to what you provided related to the workers’ compensation line in response to our prior comment 35 for these lines of business.

RESPONSE: The Company has revised the discussion of specialty risk and extended warranty lines of business on page 90 claims to include information similar to what was provided earlier with regard to the workers’ compensation line of business.

Loss Development, page 90

Analysis of Loss and Loss Adjustment Expense Reserve Development, page 91

11.
Please refer to your response to our prior comment number 37. We note that you have adjusted your table to reflect the appropriate amount for the reserve adjustment related to the 2004 year, the fiscal 2005 change. However, we note that the amounts do not agree for fiscal 2003 and 2004 changes. Please advise us why these amounts do not agree, or revise your table accordingly. Also explain to us why the amount was different in the previous version compared to the change that you made in this version.

RESPONSE: The net cumulative deficiency for 2003 in the amount of $(4,558) and the net cumulative redundancy for 2002 in the amount of $3,227, which are reported in the first part of the Analysis of Loss and Loss Adjustment Expense Reserve Development table on page 91 (the “Reserve Development Analysis”), do not agree with the entries for “incurred related to prior year” for 2004 and 2003, respectively, in the Reconciliation of Loss and Loss adjustment Expense Reserves table on page 91 (the “Reconciliation Table”) because they are not directly related. The only year for which the “incurred related to prior year” in the Reconciliation Table corresponds to the net cumulative redundancy reported in the Reserve Development Analysis is the immediately prior year. Each year the numbers reported in the Reserve Development Analysis are re-estimated. Thus, the $3,416 offset which appears in the 2004 column as the “incurred related to prior year” is the number that would have appeared as the net cumulative deficiency had the Company prepared the Reserve Development Analysis as of December 31, 2004. However, because the Company, as of December 31, 2005, re-estimated the loss and loss adjustment reserves for all prior years, that number no longer appears on the Reserve Development Analysis table.

The discrepancy in the “net cumulative redundancy” in the amount $1,050,000, which appeared in the Company’s initial filing and the amount of $962,000 in the amended filing is the result of the allocation of reserves in the amount of $88,000 to the Company’s excess of loss reinsurers, which had not been so allocated in the initial filing.

Certain Relationships and Related Transactions. page 122

12.	We note your response and revisions pursuant to comment 40, and we reissue the comment in part. Please file as an exhibit your agreement with AST.

RESPONSE: The Company has filed the Transfer Agency and Registrar Services Agreement by and between AmTrust Financial Services, Inc. and American Stock Transfer & Trust Company dated February 3, 2006 as Exhibit 10.22 to the S-1/A.

Selling Stockholders page 126

13.
We note your response to comment 42. We reissue the comment because it still does not appear that the table on pages 127-135 accounts for all 25,568,000 shares being registered for resale. By our calculations, the table includes 25,522,556 shares. Please revise the table to include all shares.

RESPONSE: The Selling Stockholders table on pages 128-136 contained incorrect numbers for certain shareholders. The table has been revised to reflect the correct total number of shares being registered for resale which is 25,568,000.

Consolidated Financial Statements — December31, 2005

Consolidated Balance Sheets, page F-4

14.
Refer to your response to comment 45. Please further clarify for us whether any of these funds are associated with modified co-insurance agreements. Also clarify for us whether any of these amounts are affected by DIG Issue B36 of SFAS 133.

RESPONSE: Funds held under reinsurance treaties (“funds held”) represent (i) premiums due to reinsurers which are withheld by the Company and (ii) amounts deposited by reinsurers with the Company to secure the reinsurers’ obligations to the Company under reinsurance agreements. Funds held are not associated with modified co-insurance agreements, derivatives or hedging activity and are not subject to SFAS 133.

Notes to the Consolidated Financial Statements, page F-8

Significant Accounting Policies, page F-8

Assessments, page F-13

15.	Refer to your response to comment 50. Please clarify in your disclosure the nature of the typical obligating events that result in the assessment being “incurred.”

RESPONSE: The disclosure on page F-13 has been revised by the Company to clarify the nature of the typical obligating events that result in the assessment being “incurred.”

(m) Earnings Per Share, page F-13

16.
Please refer to your response to our prior comment number 51. It appears that you labeled the “Actual” table as “Pro Forma.” Please revise or explain to us why this is appropriate. Also tell us why the basic and pro forma diluted earnings per share calculation are not the same in 2003 given that the effect appears to be dilutive.

RESPONSE: The Company has resolved this comment with the Staff via a conference call on August __, 2006.

Investments, page F-l6

(b) Held-to-Maturity Securities, page F-16

17.
Please refer to your response to our prior comment number 52. Please revise your disclosure to clarify the circumstances which resulted in the proceeds from the sale of investments in held-to-maturity securities, so that the nature of these “sales” is wholly transparent to an investor.

RESPONSE: The Company has revised its disclosure on page F-17 to clarify the circumstances which resulted in proceeds from the sale of investments in held-to-maturity securities.

Intangible Assets. page F-20

18.	Please refer to your response to our prior comment number 53. Please include the following information regarding your existing and revised disclosure in this note:

•	Explain to us why the renewal rights intangible assets acquired as part of the Associated Industries transaction can be forty years.
•	Explain why the decision to change the goodwill previously disclosed to an intangible asset that is being amortized did not affect your financial statements.
•	The forty year useful life on the intangible assets still appears to be excessive. Provide to us you analysis that supports this useful life.

RESPONSE: The Company’s following responses correspond to the bullet points listed above in this comment:

a) The acquisition from Associated of the “renewal rights” to its in-force business also included the acquisition of Associated’s relationships with its network of brokers and agents. Thus, the consideration for the renewal rights includes payment for the renewal of policies which had been written by Associated and issuance of new policies which are produced through Associated’s network of brokers and agents. In each of the Company’s renewal rights acquisitions, there has been a trend of increasing annual premiums. Like each of the prior renewal rights transactions, the Company anticipates that the Associated’s network of brokers and agents acquired in the transaction should continue to produce premiums for the foreseeable future and annual revenues should continue to increase. Thus, the Company made a judgment that 40 years, which is generally the longest useful life period, is appropriate. The Company plans to evaluate the useful life of this asset on an annual basis.

b) Any changes to the Company’s financial statements which would be required by its reclassification of goodwill to an intangible asset with respect to the Princeton acquisition would not be material. The changes to pretax income, net income and earnings per share would be only $125,000, $81,250 and $0.003373, respectively.

c) As set forth above in connection with the Associated transaction, our “renewal rights” acquisitions have produced increasing annual premiums and revenues. Because our renewal rights acquisitions include the acquisition of networks of agents and brokers which should produce increasing revenues for the foreseeable future, management determined a forty year useful life is appropriate. The Company plans to evaluate the useful life of these assets annually.

Discontinued Operations. page F-28

19.	Refer to your response to comment 56. Please revise your disclosure to include a more detailed discussion of what resulted in the significant foreign currency gain.

RESPONSE: The Company has revised the disclosure on page F-28 to include a more detailed discussion of what caused the significant foreign currency gain.

Segment Reporting, page F-33

20.
Please refer to your response to our prior comment number 37. It does not appear that you included all of the discontinued operations income in the “Other” segment. Instead it appears that you allocated this across the segments in a manner similar to what you discussed in your response. Please revise your disclosure to clarify how the allocation of the income from commercial real estate performed.

RESPONSE: The Company has revised the disclosure on page F-33 to clarify that the income from discontinued operations associated with the sale of the commercial real estate portfolio was allocated by segment based upon direct written premium.

At your request notwithstanding your comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Henry Rothman at (212) 704-6179 or the undersigned at (212) 704-6030 if you have any questions or comments regarding the foregoing responses.

Sincerely, /s/ Joseph Walsh, Esq. Joseph Walsh, Esq.